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                          March 29, 2021

       Robb Knie
       Chief Executive Officer
       Hoth Therapeutics, Inc.
       1 Rockefeller Plaza, Suite 1039
       New York, New York 10020

                                                        Re: Hoth Therapeutics,
Inc.
                                                            Registration
Statement on Form S-3
                                                            Filed March 23,
2021
                                                            File No. 333-254638

       Dear Mr. Knie:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Tim
Buchmiller at (202) 551-3635 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Life Sciences
       cc:                                              Nazia Khan, Esq.